                                                                      EXHIBIT 20

                  CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES

                             SHAREHOLDERS' REPORT

Dear Shareholder:

     I am pleased to announce that Century South Banks, Inc. continues to perform at a record pace. Net earnings for the first quarter of 1996 were $2,193,000 as compared to $1,920,000 for the first quarter of 1995, a 14% increase. Earnings per share were $0.28 for the first quarter of 1996 as compared to $0.25 for the first quarter of 1995. Our return on average assets increased to 1.24% for the first quarter of 1996, from 1.16% for the first quarter of 1995.

     The quarterly cash dividend of $0.0975 per share paid on April 8, 1996, represents a 5.4% increase over the amount paid in April 1995.

     Total assets at March 31, 1996 were approximately $721,617,000 representing a 4% increase over the March 31, 1995 assets of $693,105,000. Our asset quality ratios continue to compare favorably with others in the industry. Non-performing assets, which include loans placed on nonaccrual status and foreclosed assets, at March 31, 1996 were $4,494,000 as compared to $4,026,000 at December 31, 1995 and $5,050,000 at March 31, 1995. Nonperforming assets as a percentage of loans plus foreclosed assets were 0.94% at March 31, 1996 as compared to 0.84% at December 31, 1995 and 1.13% at March 31, 1995. Nonperforming loans as a percentage of total loans outstanding, net of unearned income were 0.50% at March 31, 1996, as compared to 0.38% at December 31, 1995 and 0.56% at March 31, 1995.

     We believe the forthcoming changes on expanded branching will increase the competition in our markets. Century South's management team is confident that we have already positioned ourselves to successfully compete in this new environment. In addition, we foresee these legislative changes as opportunities for us to enter new targeted markets faster and more efficiently.

     As always we want to encourage you, your business associates, family and friends, to support the Century South bank in your community. With nine banks in the state of Georgia and one bank in Tennessee, we strive to cover our area with superior bank services.

     In closing, our corporate mission is to continue to maximize the total return on our shareholders investment and periodically increase our cash dividend to our shareholders.


                                          Sincerely,

                                          /s/ Russell Ivie
                                          Russell Ivie
                                          Chairman

                  CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                      March 31,    March 31,
                                                        1996         1995
                                                    -------------------------
                                                      (amounts in thousands)
ASSETS
  Cash and due from banks                             $ 25,350     $ 25,879
  Federal funds sold                                    39,310       36,680
  Interest-earning deposits in other banks                 368        2,031
  Investment securities                                154,967      154,188
  Loans, net of unearned income                        473,902      445,269
  Allowance for possible loan losses                    (7,357)      (7,067)
  Premises and equipment, net                           15,897       15,760
  Other assets                                          19,180       20,365
                                                    -------------------------
  Total assets                                        $721,617     $693,105
                                                    =========================

LIABILITIES
  Noninterest-bearing deposits                        $ 65,991     $ 63,124
  Interest-bearing deposits                            567,747      537,840
  Short-term borrowings                                    900        6,030
  Long-term debt                                         8,397       15,458
  Other liabilities                                      8,271        6,493
                                                    -------------------------
  Total liabilities                                    651,306      628,945
                                                    -------------------------

SHAREHOLDERS' EQUITY
  Common stock                                           7,826        7,826
  Additional paid in capital                            28,780       28,780
  Retained earnings                                     34,535       29,260
  Reduction for ESOP loan guarantee                       (214)        (254)
  Common stock in treasury, at cost                       (337)        (337)
  Net unrealized losses on investment securities          (279)      (1,115)
                                                    -------------------------
  Total shareholders' equity                            70,311       64,160
                                                    -------------------------
  Total liabilities and shareholders' equity          $721,617     $693,105
                                                    =========================

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                       Three months ended
                                                             March 31
                                                      1996            1995
                                                    -------------------------
                                                      (amounts in thousands,
                                                      except per share data)
  Interest income                                     $ 15,479     $ 14,185
  Interest expense                                       7,536        6,417
                                                    -------------------------
  Net interest income                                    7,943        7,768
  Provision for loan losses                                401          321
  Noninterest income                                     1,766        1,362
  Noninterest expense                                    6,136        6,165
  Income tax expense                                       979          724
                                                    -------------------------
  Net income                                          $  2,193     $  1,920
                                                    =========================

  Weighted average shares outstanding                    7,775        7,772
  Net income per share                                   $0.28        $0.25
  Dividends declared per share                        $ 0.0975      $0.0925

SENIOR OFFICERS
- --------------------------------------------------------------------------------

J. Russell Ivie                                                         Chairman
James A. Faulkner                                                President & CEO
Susan J. Anderson                               Vice President/Sec.-Treas. & CFO
Tony E. Collins                                             Vice President & COO
Gary L. Evans                               Vice President/Asst. Secretary & CCO
Charles A. Langford                                    Senior Investment Officer

DIRECTORS
- --------------------------------------------------------------------------------

J. Russell Ivie, Chairman
Roger Bennett                                          Sherman Green
J. Marvin Anderson                                     Dudley K. Owens
E.H. Chambers, Jr.                                     William D. Reeves
William L. Chandler                                    C.J. (Jim) Sisson
Clarence B. Denard                                     E. Paul Stringer
James A. Faulkner                                      Myron B. Turner
Thomas T. Folger, Jr.                                  George A. Winn

DIRECTORS EMERITUS
- --------------------------------------------------------------------------------

Glen W. Marshall                                       James H. Sanders, Sr.
Rodney B. McCombs                                      Forrest J. Sisk, Sr.
J.E. Owens                                             Vernon H. Smith

AFFILIATES
- --------------------------------------------------------------------------------

Bank of Dahlonega                       Fannin County Bank, N.A.
200 West Main Street                    480 W. First Street
Dahlonega, GA 30533                     Blue Ridge, GA 30513
John L Lewis, President                 Steve Eaton, President
706-864-3314                            706-632-2075

The Bank of Ellijay                     Gwinnett National Bank
Sand and Broad Street                   3200 Peachtree Industrial Boulevard
Ellijay, GA 30540                       Duluth, GA 30136
Paul Nealey, President                  Marvin Cosgray, President
706-276-3400                            770-497-9797

First Bank of Polk County               First Community Bank of Dawsonville
40 Ocoee Street                         136 Highway 400 South
Copperhill, TN 37317                    Dawsonville, GA 30534
David Adkisson, President               Philip Hester, President
423-496-3261                            706-216-5050

Georgia First Bank                      Peoples Bank
455 Jesse Jewell Parkway                13321 Jones Street
Gainesville, GA 30501                   Lavonia, GA 30533
Andy Walker, President                  Robert A. Robinson, Interim President
770-535-8000                            706-356-8040

First National Bank of Union County     Bank of Danielsville
420 Blue Ridge Highway                  Courthouse Square
Blairsville, GA 30512                   Danielsville, GA 30633
Keith Pope, President                   Banister Sexton, President
706-745-5571                            706-795-2121

                       FINANCIAL HIGHLIGHTS (UNAUDITED)

SELECTED BALANCES
- --------------------------------------------------------------------------------

                                               MARCH 31,
                                          1996           1995       PERCENT CHANGE
                                    -----------------------------------------------
                                     (amounts in thousands, except per share data)
Loans, net                              $466,545       $438,202            6.47%
Deposits                                 633,738        600,964            5.45
Assets                                   721,617        693,105            4.11
Shareholders' equity                      70,311         64,160            9.59
Net income                                 2,193          1,920           14.22
Book value per share                        9.06           8.27            9.55
Net income per share
  assuming full dilution                    0.28           0.25           12.00
Weighted average shares outstanding
  and equivalents                          7,775          7,772            0.04
Nonperforming loans                        1,806          2,478          (27.12)
Other real estate and
  repossessed collateral                   2,688          2,572            4.51


FINANCIAL RATIOS
- --------------------------------------------------------------------------------

Return on average assets                    1.24%          1.16%           6.90%
Return on average shareholders' equity     12.59          12.37            1.78
Net interest margin (TE)                    4.95           5.20           (4.81)
Allowance to loans                          1.55           1.59           (2.52)
NPA/assets                                  0.62           0.73          (15.07)

                            SHAREHOLDER INFORMATION

- --------------------------------------------------------------------------------
STOCK INFORMATION
Century South Banks, Inc. ("CSBI") lists its stock for trading on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"). The ticker tape symbol is "CSBI". Market price for the quarter ended March 31, 1996:

                    Three month high..  $16.75
                    Three month low...  $13.75
                    Closing price.....  $15.25

- --------------------------------------------------------------------------------
SHAREHOLDER SERVICES
Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
                 Century South Banks, Inc.
                 Shareholder Relations
                 P.O. Box 1000
                 Dahlonega, Georgia  30533

- --------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN
Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock should contact:
                 Century South Banks, Inc.
                 Dividend Reinvestment Plan
                 P.O. Box 1000
                 Dahlonega, Georgia  30533

- --------------------------------------------------------------------------------
INVESTOR RELATIONS
Shareholders, analysts, and others seeking financial information on Century
South Banks, Inc. should contact:
                 James A. Faulkner      Susan Anderson
                 President & CEO   or   Vice President & CFO
                 (770) 287-9092         (770) 287-9092